SSYS Q3 2016 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ third quarter financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Shane Glenn, Vice President of Investor Relations for Stratasys. Mr. Glenn, please go ahead.

SLIDE 3&4: FLS & NON-GAAP DISCLOSURE

SPEAKER: Shane Glenn

Good morning, everyone, and thank you for joining us to discuss our third quarter financial results.On the call with us today are Ilan Levin, CEO, and Erez Simha, CFO and COO of Stratasys.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available, and can be accessed through the investor section of our website.

We will begin by reminding everyone that certain statements made on this call regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2016, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: any failure to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, Harvest and GrabCAD after their acquisition or to successfully establish and execute effective post-acquisition integration plans; changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which we operate; any underestimates in projected capital expenditures and liquidity; changes in our strategy; changes in applicable government regulations and approvals; changes in customers’ budgeting priorities; lower than expected demand for our products and services; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2015 Annual Report, as well as in the 2015 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter and nine months ended, September 30, 2016, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, Stratasys’ 2015 Annual Report, and in Stratasys’ other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, on this call are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As in previous quarters, today's call will include GAAP and non-GAAP financial measures. The non- GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and today’s press release.

Now I would like to turn the call over to our CEO, Ilan Levin. Ilan?

SLIDE 5: OPENING SUMMARY

SPEAKER: Ilan Levin

Thank you Shane.

Good morning everyone, and thank you for joining today’s call.

During the third quarter, we were pleased to recognize additional operational improvements during the period, which were reflected in a decline in non-GAAP operating expenses, and an increase in non-GAAP gross margin compared to the same period last year.

As our industry continues to mature beyond general purpose design and engineering applications, we are observing a growing opportunity for value-added advanced manufacturing applications across industry verticals, such as aerospace, automotive, medical and education.

We recently made several announcements that demonstrate our commitment to targeting this opportunity, that include exciting collaborations with leading global manufacturing companies.

I will return later in the call to provide you more details on these important initiatives, as well as other key developments, but first, I will turn the call over to our CFO and COO, Erez Simha, who will review the details of our financial results.

Erez?

SLIDE 6&7: FINANCIAL RESULTS SUMMARY

SPEAKER: Erez Simha

Thank you, Ilan, and good morning, everyone.

The market environment did not change significantly, and remained similar to the environment observed in recent quarters. We have made significant progress in controlling our operating expenses during the period.

As a result, both our non-GAAP gross margin and non-GAAP operating margin improved over the same period last year.

Total revenue in the third quarter decreased by 6% to $157.2 million compared to $167.6 million for the same period last year.

MakerBot product and service revenue declined 29% in the third quarter over last year, driven by overall market weakness, and timing of new product introductions.

Market demand remains similar to levels in previous quarters, and sales cycles remain extended, which is contributing to slower hardware sales across all regions and business units.

GAAP operating loss for the third quarter was $19.4 million, compared to a loss of $931.3 million for the third quarter last year.

Non-GAAP operating income improved year-over-year to $3.3 million, compared to a loss of $10.0 million for the same period last year.

GAAP net loss for the third quarter was $20.8 million, or a loss of $0.40 per diluted share, compared to a loss of $901.3 million, or a loss of $17.35 per diluted share for the same period last year.

Non-GAAP net income for the third quarter was $0.1 million, or $0.00 per diluted share, compared to non-GAAP net income of $0.7 million, or $0.01 per diluted share, reported for the same period last year.

Non-GAAP net income included a tax expense of $3.5 million, or a tax rate of 104.1%, which resulted from the non-cash valuation allowance on deferred tax assets related to our U.S. subsidiaries. GAAP tax expense was $1.5 million.

SLIDE 8: REVENUE

Product revenue in the third quarter decreased by 7% to $110.1 million, as compared to the same period last year.

Within product revenue, system revenue for the quarter declined by 20% over the same period last year, driven primarily by the level of overall market demand we discussed previously.

However, we were pleased to see systems utilization remain strong, and overall, we are pleased with the growth and stability in the recurring revenue generated by our installed base of systems.

Consumables revenue for the quarter increased 12% compared to the same period last year, reflecting steady utilization trends within our installed base.

Services revenue in the third quarter decreased by 4% to $47.1 million, as compared to the same period last year.

However, within service revenue, customer support revenue, which includes the revenue generated mainly by maintenance contracts on our systems, increased by 6.7% compared to the same period last year, driven primarily by growth in our installed base of systems.

SLIDE 9: GROSS MARGIN

GAAP gross margin was 46.9% for the third quarter, compared to a GAAP negative gross margin of 47.7% for the same period last year.

Non-GAAP gross margin improved to 54.0% for the third quarter, compared to 50.8% for the same period last year.

Product gross margin improved driven by sales mix, and aggressive cost control efforts in operations that reduced the level of production inefficiencies that we have experienced in prior quarters.

Service gross margin also improved compared to same period last year, helped by our cost control efforts.

SLIDE 10: OPERATING TRENDS

GAAP operating expenses declined by 89% to $93.0 million for the third quarter, as compared to the same period last year.

Non-GAAP operating expenses declined by 14% to $81.6 million for the third quarter, as compared to the same period last year.

In addition, non-GAAP operating expenses in the quarter declined by 5% sequentially when compared to the second quarter of 2016; with GAAP operating expenses declining by 3.7% sequentially.

These favorable trends in operating expenses over the last three quarters reflect the positive impact of our operational initiatives, and our overall focus on improving operational efficiencies and reducing our direct and indirect spending.

We should note that these planned cost reductions do not impact our long-term strategic initiatives, and in some instances we have actually increased investments in areas we view as strategically important for long-term growth.

SLIDE 11: GEOGRAPHIC MIX

The following slide provides you with a breakdown of our geographic sales for the quarter, which reflects the broad-based weakness we have outlined previously.

Our regional results were consistent with the trends we have observed in recent quarters.

SLIDE 12: BALANCE SHEET

GAAP EBITDA for the third quarter amounted to $3.5 million.

Non-GAAP EBITDA for the third quarter amounted to $12.0 million, compared to $19.5 in Q2 2016 and a $1.5 million deficit for the same period last year.

The Company used $2.5 million of cash from operations during the third quarter, and holds $239.3 million in cash and cash equivalents as of September 30, 2016.

Inventory at the end of the third quarter increased slightly to $127.0 million as compared to $125.7 million at the end of the second quarter. We continue to focus aggressively on managing inventory levels.

Accounts receivable decreased slightly to $109.2 million, compared to $113.3 million at the end of the second quarter. DSO on 12-month trailing revenue decreased slightly to 59, compared to 60 in the previous quarter.

SLIDE 13: SUMMARY

In summary,

1.)	For the third quarter, we did not see any fundamental change in the market environment compared to recent quarters, and continue to observe lengthened sales cycles and system sales weakness.
2.)	Despite softer sales for new systems, we are pleased with the strength of our recurring product and service revenue, which reflects stable system utilization and demand for our premium materials.
3.)	We are also pleased with the significant reduction in operating expenses during the period that resulted from our ongoing cost control efforts; leading to improvements in both non- GAAP operating and gross margin over last year.
4.)	Going forward, we will remain focused on investing around advanced manufacturing applications within our key focus industries, and managing our resources in response to our strategic goals and market conditions.
5.)	And finally, we believe we maintain a strong balance sheet with sufficient capital to invest for the future and capitalize on emerging opportunities.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will provide you greater details on our 2016 financial guidance. Shane?

SLIDE 14: GUIDANCE

SPEAKER: Shane Glenn

Thank you, Erez.

Our guidance for 2016 is updated as follows:

1.	Total revenue in the range of $662 to $673 million, with non-GAAP net income in the range of $7 to $11 million, or $0.13 to $0.21 per diluted share.
2.	GAAP net loss of $76 to $71 million, or ($1.44) to ($1.35) per basic share.
3.	Non-GAAP earnings guidance excludes $59.0 million of projected amortization of intangible assets; $21.0 million of share-based compensation expense; $10.0 to $11.0 million in merger and acquisition related expense; and $7.0 to $8.0 million in reorganization and other related costs; and includes $15.0 million in tax expenses related to non-GAAP adjustments.

Additionally, we are providing the following estimates regarding our company’s potential performance and strategic plans for the remainder of 2016:

Based on revenue trends in the nine months of the year, we now believe that we will end 2016 with:

1.	Gross margin in a range of 54% to 55%;
2.	Operating margin of 3% to 4%;
3.	Tax expense of $15 to $17 million, which includes the negative impact of the planned accounting treatment for tax valuation allowance; and
4.	Capital expenditures projected at $50 to $60 million.

As previously discussed, our relatively high estimated non-GAAP tax rate for 2016 is a function of the ongoing non-cash valuation allowance on deferred tax assets we expect to record throughout the year.

As Erez mentioned, these deferred tax assets have expiration dates many years into the future, and we do anticipate being able to ultimately recognize their value to offset perspective tax liabilities.

We have achieved a significant improvement in our operating structure in 2016 which can translate into improved operating profit compared to the prior year, and in future years.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on our net income loss, the Company believes non-GAAP operating profit growth would be the best measure of performance in 2016.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail of the non-GAAP financial measures.

Now, I'd like to turn the call back over to our CEO, Ilan Levin. Ilan?

SLIDE 15: STRATEGIC OVERVIEW

SPEAKER: Ilan Levin

Thank you, Shane.

We are making progress in shifting our focus and resources towards providing advanced design and additive manufacturing solutions; and remain excited about the growth potential of these initiatives.

As our industry matures and expands beyond traditional applications, we expect the development of advanced solutions that target specific customer applications with enhanced value will drive an exciting new phase of growth for our company and industry.

We are leveraging our core assets, as well as expanding our relationships with other leading global manufacturing companies, to develop these high-value added applications.

Our recent announcements illustrate our commitment to developing solutions for both design and manufacturing; and highlight the importance of collaborating within our industry.

SLIDE 16: APPLICATIONS

Our FDM technology is currently used by numerous OEMs within the automotive and aerospace industries for the production of low-volume parts, such as interior panels, brackets and air ducts.

We believe these relationships provide a valuable opportunity to develop new solutions and more advanced applications.

In September we announced two advanced technology demonstration platforms based on our FDM manufacturing technology, which are designed to specifically address advanced industrial manufacturing and rapid prototyping applications within the aerospace and automotive industries, by dramatically improving throughput, part performance and design customization.

The Stratasys Infinite-Build 3D Demonstrator, developed in collaboration with the Boeing Company and the Ford Motor Company, is designed to target manufacturing applications by lowering the constraints associated with part size and build speed, with a tool change functionality that allows for unattended production with multiple materials.

In addition to the Infinite-Build, we announced the Stratasys Robotic Composite Demonstrator, developed in collaboration with Siemens, which is designed for the use of composite materials to make strong and lightweight structures.

The production of composite materials is often constrained by part geometry and a labor-intensive manufacturing process, and the Robotic Demonstrator features eight-axes of motion control, enabling greater geometric freedom, and the elimination of support structures for faster builds and reduced post processing.

The new platform integrates Stratasys additive manufacturing technology with industrial motion control hardware and design-to-3D printing software capabilities developed by Siemens.

We believe that working directly with other global leaders in manufacturing is critical for our growth within manufacturing, and we are pleased with our progress.

SLIDE 17: AIRBUS

We recently announced that leading aircraft manufacturer Airbus is standardizing on our printing material for the production of flight parts for its A350 XWB aircraft.

We believe this represents a significant development for the broader adoption of our solutions within the aerospace industry; and demonstrates the commitment that major industry players are making to additive manufacturing.

SLIDE 18: MAKERBOT

As we focus on long-term opportunities in manufacturing, we also remain strategically committed to the desktop space, and to improving our value proposition within the category.

During the third quarter, we announced new MakerBot desktop 3D printers, software, and material solution offerings tailored for the education and professional markets.

The new MakerBot Replicator+ and Replicator Mini+ 3D printers provide significant reliability and speed improvements, as well as larger build volumes and reduced noise during operation.

Additionally, we announced MakerBot Print and Mobile software applications, which are designed to help professionals in integrating MakerBot into their CAD workflows; and help educators introduce students to 3D printing.

Finally, we launched Thingiverse Education, designed to help educators with access to valuable classroom content created by other educators.

With MakeBot, we are intensely focused on the education and entry-level professional prototyping markets, and believe we now have the most complete and comprehensive ecosystem within the industry.

SLIDE 19: SUMMARY

In summary:

1.	We remain focused on developing a clear value proposition for our customers by leveraging our core assets and cultivating new capabilities to develop an advanced ecosystem of applications and manufacturing solutions;
2.	We are pleased with the initial reception to the Stratasys Infinite-Build and Robotic Composite 3D Demonstrators, as well as our new MakerBot offerings;
3.	We will continue to expand our collaboration with key global manufacturing companies that can help advance our overall strategy;
4.	Operationally, we are pleased with the additional improvements we recognized in third quarter; and are committed to seeking further improvements that will better optimize our cost structure;
5.	And finally, we remain excited about the long-term growth potential within our industry and our company’s future.

Operator, please open the call for questions.

SLIDE 20: Q&A

SPEAKER: Ilan Levin

Thank you for joining today’s call. We look forward to speaking with you again next quarter. Goodbye.

SLIDE 21: FINANCIAL RECONCILIATION TABLES